OPTION AGREEMENT

Made as of September 15, 2017

Among

ANGELA ROSE HOLMES

("SHAREHOLDER A")

and

CHARLES NORMAN HOLMES

("SHAREHOLDER B")

and

AURORA CANNABIS INC.
(together with its successors and assigns, "**AURORA**")

mcmillan

TABLE OF CONTENTS

OPTION AGREEMENT

This Agreement is made as of September 15, 2017, among

ANGELA ROSE HOLMES
("Shareholder A")

and

CHARLES NORMAN HOLMES
("Shareholder B")

and

AURORA CANNABIS INC.
(together with its successors and assigns, "**AURORA**")

RECITALS

A. Shareholder A and Shareholder B are controlling shareholders of Hempco Food and Fiber Inc. (the "**Corporation**");

B. Shareholder A owns 9,500,000 common shares in the capital of the Corporation ("**Shares**");

C. Shareholder B owns 9,500,000 Shares;

D. Aurora has agreed to purchase 10,558,676 units of the Corporation where each unit consists of one Share and one Share purchase warrant (each a "**Warrant**") of the Corporation (the "**Investment**"); and

E. In connection to the Investment, Shareholder A and Shareholder B agreed to enter into this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

ARTICLE 1 - GRANT; NUMBER OF SHARES; EXERCISE PRICE

Section 1.1 First Tranche

Shareholder A and Shareholder B hereby grant to Aurora an irrevocable option (the "**First Option**") to acquire, at any time, all or any portion of a maximum of 2,688,735 Shares held by Shareholder A and all or any portion of a maximum of 2,688,735 Shares held by Shareholder B (collectively the "**First Tranche Shares**") registered in the name of Shareholder A and Shareholder B, respectively, as long as the number of First Tranche Shares purchased from Shareholder A are equal to the number of First Tranche Shares purchased from Shareholder B upon each respective exercise of the First Option, at an exercise price (the "**First Tranche Exercise Price**") per First Tranche Share determined as follows:

(a) if Aurora exercises the First Option before the date on which the revenue of the Corporation in fiscal year 2018 (the "**Revenue**") is publicly disclosed, the First Tranche Exercise Price is $0.30 per First Tranche Share;

(b) if the Revenue publicly disclosed is $7.5 million or less, the First Tranche Exercise Price is $0.15 per First Tranche Share;

(c) if the Revenue publicly disclosed is $9.0 million or higher, the First Tranche Exercise Price is $0.30 per First Tranche Share; or

(d) if the Revenue publicly disclosed is between $7.5 million and $9.0 million, the First Tranche Exercise Price is calculated in accordance with the following formula:

$0.15 + ($0.15 X (1 – ($9.0 million – actual Revenue in fiscal 2018) / $1.5 million)).

Section 1.2 Second Tranche

Shareholder A and Shareholder B hereby grant to Aurora an irrevocable option (the "**Second Option**") to acquire all or any portion of a maximum of 2,688,736 Shares held by Shareholder A and all or any portion of a maximum of 2,688,736 Shares held by Shareholder B (collectively, the "**Second Tranche Shares**" and with the First Tranche Shares, the "**Subject Shares**") registered in the name of Shareholder A and Shareholder B, respectively, as long as the number of Second Tranche Shares purchased from Shareholder A are equal to the number of Second Tranche Shares purchased from Shareholder B upon each respective exercise of the Second Option at an exercise price (the "**Second Tranche Exercise Price**") per Second Tranche Share determined as follows:

(a) if Aurora exercises the Second Option before the date on which Revenue is publicly disclosed, the Second Tranche Exercise Price is the volume weighted average price of the Shares on the TSX Venture Exchange (the "**TSX-V**") or other stock exchange that the Shares are traded on for the five trading days preceding the date of exercise of the Second Option, but, in any event, shall not be less than $0.45 and the Price shall not be more than $0.65;

(b) if Aurora exercises the Second Option after the date on which Revenue is publicly disclosed, the Second Tranche Exercise Price will be the higher of:

  (i) the volume weighted average price of the Shares on the TSX-V or other stock exchange that the Shares are traded on for the five trading days preceding the date of exercise of the Second Option; and

  (ii) the First Tranche Exercise Price plus $0.15.

Notwithstanding the above, the Second Tranche Exercise Price shall not exceed $0.65 per Second Tranche Share. For clarity, the Second Option may not be exercised by Aurora until Aurora has purchased all of the First Tranche Shares in accordance with Section 1.1.

ARTICLE 2 - EXERCISE OF THE OPTIONS

Section 2.1 Exercise of Option

The First Option may be exercised by written notice to Shareholder A and Shareholder B substantially in the form attached hereto as Schedule A accompanied by a certified cheque in the amount of the aggregate First Tranche Exercise Price for all of the First Tranche Shares to be acquired by Aurora.

Provided that the First Option has been exercised in full, the Second Option may be exercised by written notice to Shareholder A and Shareholder B substantially in the form attached hereto as Schedule A accompanied by a certified cheque in the amount of the aggregate Second Tranche Exercise Price for all of the Second Tranche Shares to be acquired by Aurora.

Section 2.2 Payment in Aurora Shares

Notwithstanding Section 2.1, by mutual agreement of the parties, Aurora may pay for either the First Tranche Shares or the Second Tranche Shares by the issuance to Shareholder A and Shareholder B of common shares of Aurora equal in value to the First Tranche Shares or the Second Tranche Shares to be acquired by Aurora, as applicable, (the "**Aurora Payment Shares**") and the number of Aurora Payment Shares will be calculated based on the volume weighted average price of the common shares of Aurora on the Toronto Stock Exchange or other stock exchange that Aurora's common shares are traded on for the five trading days preceding the date of exercise of the First Option or the Second Option, as applicable.

ARTICLE 3 – ESCROW REQUIREMENTS

If, at the time the First Option or Second Option is exercised, as applicable, then to the extent possible, the First Tranche Shares or the Second Tranche Shares, as applicable, to be acquired by Aurora shall be comprised of free-trading Shares owned by Shareholder A and Shareholder B but only those free-trading Shares that were released from escrow after the date of closing of the Investment, and if the number of free trading Shares is insufficient for the First Tranche Shares or the Second Tranche Shares, as applicable, then the shortfall shall be comprised of Shares held by Shareholder A and Shareholder B in escrow or pool pursuant to the escrow agreement attached to this Agreement as Schedule B and the pooling agreement attached as Schedule C. If pursuant to the foregoing any transfer to Aurora must include First Tranche Shares or Second Tranche Shares that are subject to escrow under the escrow agreement or other resale restrictions imposed by the TSX-V, or are subject to the pooling under the pooling agreement,, such transfer shall be subject to receipt of prior acceptance of the TSX-V or shall be subject to release from pool, as applicable.

ARTICLE 4– COMPLIANCE

Section 4.1 Compliance with Securities Laws

Notwithstanding any provision to the contrary contained herein, no Subject Shares will be transferred pursuant to this Agreement if the transfer of such Subject Shares would constitute a violation of the securities laws of any applicable jurisdiction, and the certificates evidencing the Subject Shares thereby issued may bear such legend as may, in the option of legal counsel to

the Corporation, be necessary in order to avoid a violation of any securities laws of any applicable jurisdiction or to comply with the requirements of any stock exchange on which the Subject Shares of the Corporation are listed.

ARTICLE 5 -CLOSING PROCEDURES

Section 5.1 Time and Place of Closing

The closing of any purchase and sale of the First Tranche Shares or Second Tranche Shares following the exercise of the First Option or Second Option, as applicable, shall take place at the offices of the Corporation at a date and time which is mutually acceptable to Shareholder A, Shareholder B and Aurora, or, if no date and time for closing are so agreed upon, the sixth business day following the date of the exercise of the applicable option (the "**Time of Closing**").

Shareholder A and Shareholder B will have completed and signed a Form 45-102F1 no earlier than one business day before the Form 45-102F1 is filed and the completed Form 45-102F1 will have been filed at least seven days before the Time of Closing.

Section 5.2 Payment and Delivery

At the Time of Closing, Shareholder A and Shareholder B shall deliver or cause to be delivered to Aurora the certificates representing the applicable Subject Shares, duly endorsed by Shareholder A and Shareholder B for transfer or accompanied by appropriate transfer forms duly executed by Shareholder A and Shareholder B, together with a representation and warranty executed by Shareholder A and Shareholder B in favour of Aurora that Shareholder A and Shareholder B are the owners of record and beneficial owners of the Subject Shares with a good and marketable title thereto, free and clear of any mortgage, lien, charge, pledge, hypothecation, security interest, encumbrance, restriction, covenant, right, demand or adverse claim of any kind. If the parties mutually agree pursuant to Section 2.1 that Aurora may issue Aurora Payment Shares to Shareholder A and Shareholder B, then, at the Time of Closing, Aurora shall deliver or cause to be delivered to Shareholder A and Shareholder B certificates representing the applicable number of Aurora Payment Shares registered as to 50% of the Aurora Payment Shares in each of the names of Shareholder A and Shareholder B or as may be directed otherwise by them in writing.

If either Shareholder A or Shareholder B is not present at the place of closing at the Time of Closing, or is present but fails for any reason whatsoever to comply with Section 5.1 or any other relevant requirements hereof, in addition to and without limitation to any other rights it may have at law, Aurora may make payment of the aggregate exercise price payable pursuant to the exercise of the applicable option to McMillan LLP or Brownlee LLP in trust by depositing such amount or such number of Aurora Payment Shares equal in value to the Subject Shares to be acquired by Aurora calculated in accordance with Section 2.2, as applicable, into a non-interest bearing account in the name of Shareholder A and Shareholder B. Such deposit shall constitute valid and effective payment of such amount to Shareholder A and Shareholder B even though Shareholder A and Shareholder B may have voluntarily encumbered or disposed of any of the Subject Shares to be so sold and notwithstanding the fact that a certificate or certificates representing any such Subject Shares may have been delivered to any pledgee, transferee or other person.

Section 5.3 Sale Effective

If the required amount is deposited pursuant to Section 5.1 into the trust account of McMillan LLP or Brownlee LLP in the name of Shareholder A and Shareholder B, then from and after the date of such deposit, and even though the Subject Shares have not been delivered to Aurora, the purchase and sale of the Subject Shares to Aurora shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and at equity, in and to the Subject Shares to Aurora shall conclusively be deemed to have been transferred and assigned to and become vested in Aurora.

Section 5.4 Power of Attorney

If either of Shareholder A or Shareholder B is not present at the place of closing at the Time of Closing or is present but fails for any reason whatsoever to comply with Section 5.1 and Section 5.2 or any other relevant requirement hereof, each of Shareholder A and Shareholder B irrevocably constitutes and appoints the counsel of the Corporation as its true and lawful attorney in fact as agent for, in the name and on behalf of Shareholder A and Shareholder B, to execute and deliver in the name of Shareholder A and Shareholder B all such assignments, transfers, deeds and instruments as may be necessary to effectively transfer and assign to Aurora or its nominee or nominees on the books of the Corporation the Subject Shares to Aurora. Such appointment and power of attorney is coupled with an interest and shall not be revoked by the bankruptcy or incapacity of Shareholder A and Shareholder B, and Shareholder A and Shareholder B hereby ratifies and confirms and agrees to ratify and confirm all that the counsel of the Corporation may lawfully do or cause to be done by virtue of the provisions of this Section 5.4.

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES

Each of Shareholder A and Shareholder B hereby represents and warrants to Aurora as follows and hereby acknowledges that Aurora is relying on such representations, warranties and acknowledgements in connection with this Agreement:

(i) The execution and delivery of this Agreement will result in legally binding obligations of Shareholder A and Shareholder B enforceable against her or him in accordance with the respective terms and provisions hereof and thereof.

(ii) Each of Shareholder A and Shareholder B had the opportunity to receive independent legal and tax advice in connection with the this Agreement and the transactions contemplated hereunder and thereunder.

(iii) Each of Shareholder A and Shareholder B is not a "non-resident" as defined for the purposes of the *Income Tax Act* (Canada).

(iv) All regulatory approvals, including approvals, if any, from the TSX-V have been received for the transactions contemplated under this Agreement.

(v) Each of Shareholder A and Shareholder B has held their respective Subject Shares for at least four months prior to the Time of Closing.

(vi) Shareholder A and Shareholder B has no reasonable grounds to believe that the Corporation is in default of securities legislation.

(vii) Except as provided herein, each of Shareholder A and Shareholder B has and shall have a good and marketable title with respect to the Subject Shares, free and clear of any mortgage, lien, charge, pledge, hypothecation, security interest, encumbrance, restriction, covenant, right, demand or adverse claim of any kind.

ARTICLE 7 – EFFECTIVE DATE AND TERMINATION

Section 7.1 Effective Date

This Agreement shall not become effective and binding upon Shareholder A and Shareholder B until the date of closing of private placement by Aurora of 10,558,676 units of the Company for subscription funds of $3,246,792.87 pursuant to the amended and restated private subscription agreement dated September 15, 2017(the "**Private Placement**"). The date of closing of the Private Placement shall be the "**Effective Date**".

Section 7.2 Termination of Agreement

This Agreement shall terminate and be of no further force and effect:

(a) on the date that is two years from the Effective Date; or

(b) automatically and without notice in the event that Aurora or any wholly-owned subsidiary of Aurora (an "**Affiliate**"), directly or indirectly transfers or otherwise disposes of any Shares (including a disposition of any security convertible into or exchangeable for Shares and including, for clarity, the Warrants) or any right or interest that Aurora or any Affiliate has in any of such Shares or other securities, whether such Shares or other securities, or any right or interest therein, were acquired by Aurora pursuant to the Investment, this Agreement or otherwise; or

(c) by mutual agreement of the parties in writing.

For greater certainty, upon termination of this Agreement, Aurora shall have no further right or option to acquire any of the Subject Shares from Shareholder A and Shareholder B.

ARTICLE 8 - NON-MERGER

All covenants, agreements, representations and warranties made herein or in any other document referred to herein or delivered to any party pursuant hereto shall be deemed to have been relied on by each such party, notwithstanding any investigation made by such party or on its behalf, and shall survive the completion of the transactions contemplated herein and the sale, transfer and assignment of the Subject Shares pursuant to the exercise of the First Option and/or the Second Option.

ARTICLE 9 - GENERAL PROVISIONS

(1) This Agreement constitutes the entire agreement among Shareholder A, Shareholder B and Aurora with respect to the subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

(2) Except as provided herein, Shareholder A and Shareholder B may not alienate, sell, pledge, hypothecate or encumber the Subject Shares without the prior written consent of Aurora.

(3) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns, as applicable.

(4) The titles of the sections of this Agreement are included for convenience only and shall not be construed as modifying or affecting their provisions. The masculine gender shall include both sexes; the singular shall include the plural and the plural the singular unless the context otherwise requires.

(5) Time shall in all aspects be of the essence of this Agreement, and no extension or variation of this Agreement or any obligation hereunder shall operate as a waiver of this provision.

(6) The parties agree to execute and deliver such further and other documents and perform and cause to be performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement.

(7) This Agreement may be executed and delivered in any number of counterparts, by facsimile copy, by electronic or digital signature or by other written acknowledgement of consent and agreement to be legally bound to its terms. Each counterpart when executed and delivered will be considered an original but all counterparts taken together constitute one and the same instrument.

(8) This Agreement shall be governed by, construed and enforced in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

(9) Any notices and other communications provided for in this Agreement shall be in writing and shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by email or facsimile to Shareholder A, Shareholder B or to Aurora, as the case may be, at its addresses set forth below:

If to Shareholder A:	112-5589 Byrne Road, Burnaby, B.C. V5J 3J1
and Shareholder B	Same as above

If to Aurora: Aurora Cannabis Inc.
1500-1199 West Hastings Street
Vancouver, B.C. V6E 3T5

Attention: Glen Ibbott
Email: glen@auroramj.com

The parties have executed this Agreement.

ANGELA ROSE HOLMES

CHARLES NORMAN HOLMES

AURORA CANNABIS INC.

By: ______________________________

Terry Booth
Chief Executive Officer

If to Aurora: Aurora Cannabis Inc.
1500-1199 West Hastings Street
Vancouver, B.C. V6E 3T5

Attention: Glen Ibbott
Email: glen@auroramj.com

The parties have executed this Agreement.

____
ANGELA ROSE HOLMES

____
CHARLES NORMAN HOLMES

AURORA CANNABIS INC.

By: ______________________________
Terry Booth
Chief Executive Officer

Schedule A – Notice of Exercise

[●] [Date]

TO: Angela Rose Holmes ("**Shareholder A**")

AND TO: Charles Norman Holmes ("**Shareholder B**")

The undersigned, Aurora Cannabis Inc. ("**Aurora**"), hereby purchases [●] common shares of Hempco Food and Fiber Inc. (the "**Corporation**" from Shareholder A and [●] common shares of the Corporation from Shareholder B (together, the "**Subject Shares**") pursuant to that option agreement among Shareholder A, Shareholder B and Aurora dated September 15, 2017 (the "**Option Agreement**"). All capitalized terms used but not otherwise defined herein have the meaning set out in the Option Agreement.

In accordance with the provisions of the Option Agreement, we enclose herewith a certified cheque made payable to the order of Shareholder A in the amount of $[●] and a cheque made payable to the order of Shareholder B in the amount of $[●] in payment of the aggregate purchase price of the Subject Shares.

Yours truly,

AURORA CANNABIS INC.

By: ______________________________

Terry Booth
Chief Executive Officer

Schedule B – Escrow Agreement

FORM 5D

ESCROW AGREEMENT (SURPLUS SECURITY)

THIS AGREEMENT is made as of the 15th day of April, 2016.

AMONG:

HEMPCO FOOD AND FIBER INC. (FORMERLY GENVIEW CAPITAL CORP.), a company incorporated pursuant to the laws of British Columbia and having an address at Unit 112 - 5589 Byrne Road, Burnaby, BC, V5J 3J1

(the "**Issuer**")

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a British Columbia company having an office at 3rd Floor – 510 Burrard Street, Vancouver, BC V6C 3B9

(the "**Escrow Agent**")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a "**Securityholder**" or "**you**")

(collectively, the "**Parties**")

This Agreement is being entered into by the Parties under Exchange Policy 5.4 - *Escrow, Vendor Consideration and Resale Restrictions* (the **Policy**) in connection with a Qualifying Transaction. The Issuer is a Tier 2 Issuer as described in Policy 2.1 - *Initial Listing Requirements*.

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities (**escrow securities**) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities (**additional escrow securities**):

- (a) as a dividend or other distribution on escrow securities;
- (b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;
- (c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or
- (d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities,** it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Provisions

The provisions of Schedule B(4) are incorporated into and form part of this Agreement.

2.2 Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase

the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3 Additional Requirements for Tier 2 Surplus Escrow Securities

Where securities are subject to a Tier 2 Surplus Security Escrow Agreement, the following additional conditions apply:

(1) The escrow securities will be cancelled if the asset, property, business or interest therein in consideration of which the securities were issued, is lost, or abandoned, or the operations or development of such asset, property or business is discontinued.

(2) The Escrow Agent will not release escrow securities from escrow under schedule B(4) unless the Escrow Agent has received, within the 15 days prior to the release date, a certificate from the Issuer that:

   (a) is signed by two directors or officers of the Issuer;

   (b) is dated not more than 30 days prior to the release date;

   (c) states that the assets for which the escrow securities were issued (the "Assets") were included as assets on the balance sheet of the Issuer in the most recent financial statements filed by the Issuer with the Exchange; and

   (d) states that the Issuer has no reasonable knowledge that the Assets will not be included as assets on the balance sheet of the Issuer in the next financial statements to be filed by the Issuer with the Exchange.

(3) If, at any time during the term of this Agreement, the Escrow Agent is prohibited from releasing escrow securities on a release date specified schedule B(4) as a result of section 2.3(2) above, then the Escrow Agent will not release any further escrow securities from escrow without the written consent of the Exchange.

(4) If as a result of this section 2.3, the Escrow Agent does not release escrow securities from escrow for a period of five years, then:

   (a) the Escrow Agent will deliver a notice to the Issuer, and will include with the notice any certificates that the Escrow Agent holds which evidence the escrow securities; and

   (b) the Issuer and the Escrow Agent will take such action as is necessary to cancel the escrow securities.

(5) For the purposes of cancellation of escrow securities under this section, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

  (a) the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

  (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to delivery the Escrow Agent must receive:

  (a) a certified copy of the death certificate; and

  (b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

2.7 Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8 Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Early Release – Graduation to Tier 1

(1) When a Tier 2 Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2) If the Issuer reasonably believes that it meets the Initial Listing Requirements of a Tier 1 Issuer as described in Policy 2.1 – *Initial Listing Requirements*, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3) If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:

- (a) issue a news release:
  - (i) disclosing that it has been accepted for graduation to Tier 1; and
  - (ii) disclosing the number of escrow securities to be released and the dates of release under the new schedule; and
- (b) provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4) Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule will be replaced as follows:

Applicable Schedule Pre-Graduation	Applicable Schedule Post-Graduation
Schedule B(2)	Schedule B(1)
Schedule B(4)	Schedule B(3)

(5) Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4 DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Form 5E signed by the transferee; and

(d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

provided that:

(c) you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(d) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

(ii) the transfer is to a person or company that:

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer; and

(iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b) an acknowledgment in the form of Form 5E signed by the transferee; and

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Form 5E signed by

(i) the trustee in bankruptcy or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgement in the form of Form 5E signed by the financial institution.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7 Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

(1) You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b) written consent of the Exchange; and

(c) any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3 Delivery to Depositary

(1) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

(1) The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

(1) If you receive securities (**new securities**) of another issuer (**successor issuer**) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a) the successor issuer is an exempt issuer as defined in the National Policy;

(b) the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c) the escrow holder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holder's securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination;

(ii) containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

(iii) containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

(b) written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5.

(2) The escrow securities of the Securityholders, whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3) If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4) If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply.

PART 7 RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the Exchange.

PART 8 OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained,

which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 11.9, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

(9) Any entity resulting from the merger, amalgamation or continuation of Computershare or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the Escrow Agent hereunder without further act or formality. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9 INDEMNIFICATION OF THE EXCHANGE

9.1 Indemnification

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

(b) agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

(c) agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action,

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2) This indemnity survives the release of the escrow securities and the termination of this

Agreement.

PART 10 NOTICES

10.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
3rd Floor - 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Client Services
Fax Number: 604.661.9401

10.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Hempco Food and Fiber Inc.
Unit 112 - 5589 Byrne Road, Burnaby, BC, V5J 3J1

Attention: Angela Holmes
Fax Number: 604-432-1055
Email: angela@hempcocanada.com

10.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

10.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5 Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11 GENERAL

11.1 Interpretation – "holding securities"

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in Policy 1.1 - *Interpretation* or in Policy 5.4 - *Escrow, Vendor Consideration and Resale Restrictions.*

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2 Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3 Termination, Amendment, and Waiver of Agreement

(1) Subject to subsection 11.3(3), this Agreement shall only terminate:

(a) with respect to all the Parties:

(i) as specifically provided in this Agreement;

(ii) subject to subsection 11.3(2), upon the agreement of all Parties; or

(iii) when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b) with respect to a Party:

(i) as specifically provided in this Agreement; or

(ii) if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2) An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) if the Issuer is listed on the Exchange, the termination of this Agreement has been consented to in writing by the Exchange; and

(c) has been approved by a majority vote of securityholders of the Issuer excluding in each case, Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

(a) is evidenced by a memorandum in writing signed by all Parties;

(b) if the Issuer is listed on the Exchange, the amendment or waiver of this Agreement has been approved in writing by the Exchange; and

(c) has been approved by a majority vote of securityholders of the Issuer excluding in each case, Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4 Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement

and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

11.5 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6 Time

Time is of the essence of this Agreement.

11.7 Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement if the Issuer is listed on the Exchange at the time of the proposed amendment.

11.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9 Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12 Language

This Agreement has been drawn up in the English language at the request of all parties.

11.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

11.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

COMPUTERSHARE INVESTOR SERVICES INC.

Authorized signatory KARL BURGESS

Authorized signatory YASMIN JUMA

HEMPCO FOOD AND FIBER INC.

Authorized signatory

Authorized signatory

Signed, sealed and delivered by **CHARLES HOLMES** in the presence of:	
Name	
Address	**CHARLES HOLMES**
Occupation	

Signed, sealed and delivered by **ANGELA HOLMES** in the presence of:	
Name	
Address	**ANGELA HOLMES**
Occupation	

Signed, sealed and delivered by **MARY-LYNN BELLAMY-WILLMS** in the presence of:	
Name	
Address	**MARY-LYNN BELLAMY-WILLMS**
Occupation	

Signed, sealed and delivered by
CHARLES HOLMES in the presence of:

Name

Address

Occupation

CHARLES HOLMES

Signed, sealed and delivered by
ANGELA HOLMES in the presence of:

Name

Address

Occupation

ANGELA HOLMES

Signed, sealed and delivered by **MARY-LYNN BELLAMY-WILLMS** in the presence of:

YANG KING

Name

#26 – 1240 New Port Ave

Address

Victoria BC V8S 5E7

Bookkeeper

Occupation

MARY-LYNN BELLAMY-WILLMS

Occupation)

Signed, sealed and delivered by)
RAVINDER KANG in the presence of:)

Debbie Lew

Name

2050- 1055 W. Georgia St.

Address

Vancouver, BC V6E 3P3

Accountant

Occupation

RAVINDER KANG

Schedule "A" to Escrow Agreement

Securityholder

Name: CHARLES HOLMES

Signature: X__________________________

Address for Notice:

112 – 5589 Bryne Road, Burnaby, BC V5J 3J1

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	*Number*	*Certificate(s) (if applicable)*
Surplus	*10,000,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: ANGELA HOLMES

Signature: X______________________

Address for Notice:

14452 Magdalen Cres., White Rock, BC V4B 2W2

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	*Number*	*Certificate(s) (if applicable)*
Surplus	*10,000,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: MARY-LYNN BELLAMY-WILLMS

Signature: X

Address for Notice:

53 Tovey Crescent, Victoria, BC V9B 1A4

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	*Number*	*Certificate(s) (if applicable)*
Surplus	*109,375*	

Schedule "A" to Escrow Agreement

Securityholder

Name: RAVINDER KANG

Signature: X______________________

Address for Notice:

8663 140B Street, Surrey, BC V3W 0V9

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	*Number*	*Certificate(s) (if applicable)*
Surplus	*31,250*	

SCHEDULE B(1) – TIER 1 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	25%	
[Insert date 6 months following Exchange Bulletin]	25%	
[Insert date 12 months following Exchange Bulletin]	25%	
[Insert date 18 months following Exchange Bulletin]	25%	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

SCHEDULE B(2) – TIER 2 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	10%	
[Insert date 6 months following Exchange Bulletin]	15%	
[Insert date 12 months following Exchange Bulletin]	15%	
[Insert date 18 months following Exchange Bulletin]	15%	
[Insert date 24 months following Exchange Bulletin]	15%	
[Insert date 30 months following Exchange Bulletin]	15%	
[Insert date 36 months following Exchange Bulletin]	15%	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.

SCHEDULE B(3) – TIER 1 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	10%	
[Insert date 6 months following Exchange Bulletin]	20%	
[Insert date 12 months following Exchange Bulletin]	30%	
[Insert date 18 months following Exchange Bulletin]	40%	
TOTAL	100%	

SCHEDULE B(4) – TIER 2 SURPLUS SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	5%	
[Insert date 6 months following Exchange Bulletin]	5%	
[Insert date 12 months following Exchange Bulletin]	10%	
[Insert date 18 months following Exchange Bulletin]	10%	
[Insert date 24 months following Exchange Bulletin]	15%	
[Insert date 30 months following Exchange Bulletin]	15%	
[Insert date 36 months following Exchange Bulletin]	40%	
TOTAL	100%	

Schedule C – Pooling Agreement

THIS **VOLUNTARY POOLING AGREEMENT** dated effective as of the 15th day of April, 2016.

AMONG:

COMPUTERSHARE INVESTOR SERVICES INC., having an office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

(the "**Pooling Agent**")

AND:

HEMPCO FOOD AND FIBER INC. (FORMERLY GENVIEW CAPITAL CORP.), a company incorporated under the laws of British Columbia and having an office at Unit 112 - 5589 Byrne Road, Burnaby, British Columbia, V5J 3J1.

(the "**Issuer**")

AND:

THE UNDERSIGNED SHAREHOLDERS OF THE ISSUER

(each a "**Depositing Party**" and collectively, the "**Depositing Parties**")

WHEREAS

A. The Issuer, Dharma Distributors Ltd. DBA Hempco Canada Superfoods ("**Hempco Canada**") and the Depositing Parties have entered into a share exchange agreement dated January 29, 2016 pursuant to which the Issuer has agreed to acquire all of the issued and outstanding common shares of Hempco Canada (the "**Hempco Canada Shares**") from the Depositing Parties such that Hempco Canada will become a wholly-owned subsidiary of the Issuer (the "**Transaction**") upon completion of the Transaction;

B. The Issuer will issue a total of 20,000,000 common shares in the capital of the Issuer to the Depositing Parties as consideration for the acquisition of all of the Hempco Canada Shares by the Issuer (the "**Consideration Shares**");

C. The Depositing Parties wish to deposit or cause to be deposited the Consideration Shares with the Pooling Agent (the "**Pooled Securities**") to be released on the terms set out in this Voluntary Pooling Agreement (this "**Agreement**"); and

D. the Pooling Agent agrees to hold the Pooled Securities on the terms set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of $1.00 paid by the parties each to the other (the receipt and sufficiency of which are acknowledged) and of the mutual covenants and conditions contained in this Agreement, the parties agree as follows:

Appointment of Pooling Agent

1. The Issuer and Depositing Parties hereby appoint the Pooling Agent to act as pooling agent with respect to the Pooled Securities to be deposited pursuant to this Agreement and the Pooling Agent accepts such appointment.

Deposit of Securities in Pool

2. Except as hereinafter provided, the Depositing Parties severally agree each with each other, with the Issuer and with the Pooling Agent that they will, on the date the Transaction closes (the "**Closing Date**"), respectively deliver or cause to be delivered certificates representing the Pooled Securities (the "**Certificates**") to the Pooling Agent. This obligation may be fulfilled, where the Issuer feels it appropriate to do so in the Issuer's sole discretion acting reasonably, by the Issuer delivering the Certificates directly to the Pooling Agent on behalf of one or more Depositing Parties as a part of the closing of the Transaction.

Release of Pooled Securities on Release Date

3. The Pooled Securities will be held by the Pooling Agent and are to be released as follows:

	Release Dates	**Percentage of Total Pooled Securities to be Released**
(a)	On the date that is 6 months after the Closing Date	10%
(b)	On the date that is 12 months after the Closing Date	10%
(c)	On the date that is 18 months after the Closing Date	10%
(d)	On the date that is 24 months after the Closing Date	10%
(e)	On the date that is 30 months after the Closing Date	10%
(f)	On the date that is 36 months after the Closing Date	10%
(g)	On the date that is 42 months after the Closing Date	10%
(h)	On the date that is 48 months after the Closing Date	10%
(i)	On the date that is 54 months after the Closing Date	10%
(j)	On the date that is 60 months after the Closing Date	10%
	TOTAL	**100%**

(the release dates set out above are hereinafter referred to as the "**Release Dates**").

4. The Pooling Agent will release the Pooled Securities to the Depositing Parties on the Release Dates by sending the Certificates by courier to the Depositing Parties at the addresses set out in the Register. Notwithstanding any other provision in this Agreement, the Pooling Agent shall not be required to effect any partial or full release unless its fees and expenses are paid in full.

5. The Depositing Parties will be entitled to a letter or receipt from the Pooling Agent stating the number of shares held for such Depositing Party by the Pooling Agent subject to the terms of this Agreement, but such letter or receipt will not be assignable.

6. Once the Pooling Agent has released all of the Pooled Securities held by the Pooling Agent pursuant to this Agreement (by sending the Certificates to the Depositing Parties), the signatories

to this Agreement will be deemed to have released the Pooling Agent from any further obligations under this Agreement. Each time the Pooling Agent releases a portion of the Pooled Securities under the terms of this Agreement, the signatories to this Agreement will be deemed to have released the Pooling Agent from any further obligations under this Agreement with respect to that portion of the Pooled Securities so released.

7. At the time the Depositing Parties sign this Agreement, each Depositing Party will be required to provide the Pooling Agent with a completed delivery information form in the form attached hereto as Schedule "B". The Pooling Agent will be permitted to rely on the accuracy of the information provided by each Depositing Party in the delivery information form and will use the information provided in the delivery information form and Schedule "A" to create and maintain a register of holders of Pooled Securities (the "**Register**"). The Pooling Agent will update the Register to reflect any change of address of a Depositing Party where notification of such change of address has been given to the Pooling Agent by a Depositing Party.

8. The Pooling Agent and the Depositing Parties acknowledge that the Pooled Securities will be subject to:

   (a) escrow requirements pursuant to TSX Venture Exchange ("**TSXV**") Policy 5.4 ("**TSXV Escrow**"), pursuant to which the Pooled Securities will be deposited into escrow with the Issuer's transfer agent under the terms of escrow agreements in the form required by the TSXV; and

   (b) TSXV Seed Share Resale Restrictions pursuant to TSXV Policy 5.4 ("**Seed Share Resale Restrictions**").

   The Depositing Parties hereby agree that any shares which are subject to TSXV Escrow requirements or Seed Share Resale Restrictions may, upon the release from escrow thereof, be delivered directly to the Pooling Agent by the Issuer's transfer agent in such denominations and bearing such restrictive legends as the Issuer in its sole discretion deems necessary to enable it to comply with the terms of this Agreement. Such delivery may take place when the Pooled Securities are initially issued (in the case of Pooled Securities that are not subject to TSXV Escrow requirements) or when they are released from escrow (in the case of Pooled Securities held in escrow pursuant to TSXV Escrow).

Restriction on Transfer

9. Other than as set out in this Agreement, the Depositing Parties will not sell, transfer, assign, mortgage or deal with in any manner, any of the Pooled Securities or beneficial ownership of or any interest in any of the Pooled Securities which are subject to the terms of this Agreement. The Pooling Agent will not accept or acknowledge any transfer, assignment, declaration of trust, or any other document evidencing a change in legal and beneficial ownership of or interest in the Pooled Securities which are subject to the terms of this Agreement.

10. Notwithstanding Section 9, a party may transfer Pooled Securities to a third party provided that:

    (a) such transfer is approved by the board of directors of the Issuer;

    (b) the transferor:

        (i) gives notice to the Pooling Agent in writing specifying the information required by the Pooling Agent to update the Register upon completion of the transfer;

(ii) provides the Pooling agent with a stock power of attorney respecting the transfer of the Pooled Securities completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent;

(iii) provides the Pooling Agent with an acknowledgement and agreement to be bound by the terms of this Agreement in the form attached hereto as Schedule "C" duly executed by the transferee; and

(iv) provides written approval of the TSXV if any of the Pooled Securities to be transferred are subject to TSXV Escrow.

Upon receipt of a certified copy of the board resolutions, an Officer's Certificate confirming that the transfer is permitted and would not violate the terms of any TSXV escrow and Seed Share Resale Restrictions imposed by the TSXV and the above documentation described in paragraph (b) and completion of the requested transfer by the Issuer's transfer agent, the transferee receiving Pooled Securities pursuant to this section will be treated as a Depositing Party for the purposes of this Agreement and will be subject to the resale restrictions and the release conditions contemplated herein with respect to such Pooled Securities. The Depositing Parties acknowledge that the Pooled Securities which are subject to this Agreement may also be subject to escrow or Seed Share Resale Restrictions imposed by the TSXV and that such escrow or Seed Share Resale Restrictions may prohibit transfers of Pooled Securities to third parties as contemplated by this section. No transfer of Pooled Securities will be permitted under this section where such transfer would not be permitted by the TSXV as a result of escrow and Seed Share Resale Restrictions imposed by the TSXV.

<u>Representations and Warranties</u>

11. Each of the Depositing Parties hereby severally represents and warrants to the Issuer as follows:

(a) such Depositing Party has the full power and authority and lawful right to enter into, and to perform the obligations of such Depositing Party under this Agreement; and

(b) this Agreement is binding upon and enforceable against such Depositing Party in accordance with its terms.

12. Each of the Depositing Parties severally hereby covenant and agree with the Issuer that:

(a) other than as permitted by this Agreement, such Depositing Party will not sell, transfer, dispose of, pledge or encumber any of the Pooled Securities so long as such Pooled Securities are subject to the provisions of this Agreement; and

(b) such Depositing Party will perform the obligations required to be performed by such Depositing Party, and will execute and deliver all documents required to be executed and delivered by such Depositing Party, under this Agreement and will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the provisions of this Agreement.

13. The Issuer hereby covenants and agrees with the Pooling Agent that it will pay to the Pooling Agent reasonable remuneration for its services and will repay the Pooling agent on demand the amount of all expenditures whatsoever which the Pooling Agent reasonably incurs in the execution of its duties hereunder.

Rights and Protection of the Pooling Agent

14. The parties agree that, in consideration of the Pooling Agent agreeing to act as pooling agent, the Issuer and the Depositing Parties covenant and agree, jointly and severally, from time to time and at all times hereafter to save, defend, and keep harmless and fully indemnify the Pooling Agent, its successors, and assigns from and against all loss, costs, charges, damages, and expenses that the Pooling Agent, its successors, or assigns may at any time hereinafter bear, sustain, suffer, or be put to for or by reason of or on account of its acting as pooling agent under this Agreement.

15. The parties further agree that, without restricting the foregoing indemnity, if proceedings are commenced in any Court respecting the Pooled Securities, the Pooling Agent will not be obliged to defend any action or submit its rights to the Court until it has been indemnified by other good and sufficient security in addition to the indemnity given in Section 14 against the costs of proceedings.

16. The Pooling Agent will not be liable to any of the parties to this Agreement for any action taken or omitted to be taken by it under or in connection with this Agreement except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Pooling Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Pooling Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

17. The Pooling Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any of the Pooled Securities deposited with it. The Pooling Agent will have no responsibility for Pooled Securities it has released to a Depositing Party in accordance with this Agreement.

18. The Pooling Agent accepts duties and responsibilities under the terms of this Agreement, and the Pooled Securities and any share certificates or other evidence of the Pooled Securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Pooling Agent shall owe no duties hereunder as a trustee.

19. The Pooling Agent will not be responsible or liable in manner whatever for the sufficiency, correctness, genuineness or validity of any Pooled Security deposited with it.

20. The Pooling Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Pooling Agent receives as a condition to a release of the Pooled Securities.

21. The Pooling Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Pooling Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

22. The Pooling Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other parties and approved by the securities regulators with jurisdiction as set out in Section 40 and, if the duties or indemnification of the Pooling Agent in this Agreement are affected, unless it has given its prior written consent.

23. The Pooling Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Pooling Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Pooling Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

24. In the event of any disagreement arising under the terms of this Agreement, the Pooling Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the parties or by a court of competent jurisdiction.

25. The Pooling Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under National Policy 46-201 or arising under any other agreement, including any agreement referred to in this Agreement, to which the Pooling Agent is not a party.

26. The Pooling Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

27. The Pooling Agent is authorized to cancel any share certificate delivered to it and hold such Depositing Party's Pooled Securities in electronic, or uncertificated form only, pending release of such Pooled Securities in accordance with the Release Dates as set out in this Agreement.

28. The Pooling Agent will have no responsibility with respect to any Pooled Securities in respect of which no share certificate or other evidence or electronic or uncertificated form of such Pooled Securities has been delivered to it, or otherwise received by it.

29. Any entity resulting from a merger, amalgamation or continuation of Computershare Investor Services Inc. or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the Pooling Agent hereunder without further act or formality.

Business Combinations

30. For the purposes of this Agreement, a "Business Combination" will include a formal take-over bid for all outstanding securities of the Issuer which, if successful, would result in a change of control of the Issuer, a formal issuer bid for all outstanding equity securities of the Issuer, a statutory arrangement, a plan of arrangement, an amalgamation, a merger, or a reorganization that has an effect similar to an amalgamation or merger. For greater certainty, "change of control" means a situation where after giving effect to the takeover bid the acquiror owns more than 50% of the issued and outstanding voting shares of the Issuer.

31. A Depositing Party may tender shares of the Issuer which are subject to this Agreement to a person or company in a Business Combination. At least five business days prior to the date the shares must be tendered under the Business Combination, Depositing Parties wishing to tender

their shares must deliver to the Pooling Agent a written direction that directs the Pooling Agent to deliver to the depositary under the Business Combination the Pooled Securities, and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depositary, and any other documentation specified and required to be delivered to the depositary under the Business Combination.

32. Upon receipt by the Pooling Agent of the documents and information required under Section 31, the Pooling Agent will deliver to the depositary, in accordance with the direction, the share certificates and a letter addressed to the depositary that:

(a) identifies the Pooled Securities that are being tendered;

(b) states that the Pooled Securities are subject to this pooling agreement;

(c) states that the Pooled Securities are delivered only for the purposes of the Business Combination and that they will be released from the pooling arrangement only after the Pooling Agent receives the information described in Section 33;

(d) if any Pooled Securities have been delivered to the depositary, requires the depositary to return to the Pooling Agent, as soon as practicable, the share certificates that are not released from the pooling arrangement into the Business Combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Pooling Agent, as soon as practicable, any securities that the Depositing Party acquires under the Business Combination.

33. The Pooling Agent will release from the pooling arrangement contemplated herein tendered Pooled Securities provided that the Pooling Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the Business Combination, by that other person or company, that:

(a) the terms and conditions of the Business Combination have been met or waived; and

(b) the Pooled Securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the Business Combination.

Resignation and Successors of Pooling Agent

34. Subject to this section, the Pooling Agent may, for any reason and in its sole discretion, resign as pooling agent at any time during the term of this Agreement. If the Pooling Agent determines that it intends to resign it must provide the Issuer and the Depositing Parties with 10 days' notice of its intention to do so prior to tendering its resignation. Upon the effective date of the Pooling Agent's resignation, the Issuer and the Depositing Parties will have 14 days to identify and retain another party to act as Pooling Agent. During this 14 day period the Pooling Agent will retain the Certificates held by the Pooling Agent hereunder and hold them in accordance with the terms of this Agreement, pending notification of the name and address of the person/entity that will be appointed as pooling agent in place of the Pooling Agent. If the Pooling Agent receives such notification within the specified 14 day period, it will forthwith upon receipt of such notification deliver the Certificates held by the Pooling Agent hereunder to the new pooling agent and will have no further obligations under this Agreement. If the Pooling Agent does not receive such notification within the specified 14 day period, it will forthwith deliver the Certificates held by the Pooling Agent hereunder to the Issuer and will have no further obligations under this

Agreement. If Certificates are delivered to the Issuer in accordance with this section, the Issuer will hold the Certificates in accordance with the terms of this Agreement and comply with this Agreement as if it were the Pooling Agent, until such time as a new pooling agent has been retained and the Certificates have been delivered to the new pooling agent.

Further Assurances

35. The parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the parties to this Agreement which are necessary to carry out the intent of this Agreement.

Survival of Representations and Warranties

36. The covenants, representations and warranties contained herein will survive the closing of the transactions contemplated hereby.

Severance of Illegal Provision

37. Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable will be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof will remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

Enurement

38. This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors, and permitted assigns.

Time

39. Time is of the essence of this Agreement

Governing Laws

40. This Agreement and the rights and obligations and relations of the parties will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein (but without giving effect to any conflict of law rules). The parties agree that the courts of British Columbia will have the exclusive jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party attorns to the exclusive jurisdiction of the courts of British Columbia.

Counterparts

41. The parties may sign this Agreement in counterparts and/or by electronic means and these parts will together form one original agreement and will be read together and construed as if all the parties had signed one copy of this Agreement.

Copies

42. Any party to this Agreement from time to time hereby consents to the Pooling Agent providing copies of any documents contemplated herein to the Issuer.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties have signed this Agreement effective as of the date written on the first page of this Agreement.

HEMPCO FOOD AND FIBER INC.

Per: ______________________
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per: ______________________
Authorized Signatory KARL BURGESS

YASMIN JUMA

Signed, sealed and delivered by
CHARLES HOLMES
in the presence of:

____
Signature of Witness

CRAIG V. ROLLINS
Barrister & Solicitor
CLARK WILSON LLP
900 – 885 WEST GEORGIA STREET
VANCOUVER, BC V6C 3H1
T. 604.687.5700

____
Name of Witness

____
CHARLES HOLMES

Signed, sealed and delivered by
ANGELA HOLMES
in the presence of:

____
Signature of Witness

CRAIG V. ROLLINS
Barrister & Solicitor
CLARK WILSON LLP
900 – 885 WEST GEORGIA STREET
VANCOUVER, BC V6C 3H1
T. 604.687.5700

____
Name of Witness

____
ANGELA HOLMES

SCHEDULE "A"

SHAREHOLDERS

Name of Securityholder	Number of Shares Subject to Pooling Agreement
Charles Holmes	10,000,000
Angela Holmes	10,000,000

SCHEDULE "B"

DELIVERY INFORMATION

Name of Securityholder: CHARLES HOLMES

Address For Delivery of Pooled Securities or Notices Related Thereto on Release of Such Securities From the Pooling Agreement:

Street Address: 112 – 5589 Bryne Road

Municipality: Burnaby

Province or Other Jurisdiction: British Columbia

Postal / Zip Code: V5J 3J1

Company Name (if applicable): N/A

Name of Person to Whom Certificates /
Notices Correspondence Should be Directed: Charles Holmes

DELIVERY INFORMATION

Name of Securityholder: ANGELA HOLMES

Address For Delivery of Pooled Securities or Notices Related Thereto on Release of Such Securities From the Pooling Agreement:

Street Address: 14452 Magdalen Cres.

Municipality: White Rock

Province or Other Jurisdiction: British Columbia

Postal / Zip Code: V4B 2W2

Company Name (if applicable): N/A

Name of Person to Whom Certificates /
Notices Correspondence Should be Directed: Angela Holmes

SCHEDULE "C"

ACKNOWLEDGEMENT AND AGREEMENT TO BE BOUND

I acknowledge that the securities listed below (the "**Pooled Securities**") have been or will be transferred to me and that the Pooled Securities are subject to a Pooling Agreement dated ______________, 2016 (the "**Pooling Agreement**") between Hempco Food and Fiber Inc., Computershare Investor Services Inc. and certain securityholders.

For other good and valuable consideration, I agree to be bound by the Pooling Agreement in respect of the Pooled Securities, as if I were an original signatory to the Pooling Agreement.

Dated at ____________________ on ______________.

Where the transferee is an individual:

Signed, sealed and delivered by **[Transferee]** in the presence of:

____
Signature of Witness

____
Name of Witness

____
[Transferee]

Where the transferee is not an individual:

[Transferee]

____
Authorized signatory

Pooled Securities:

Class of Securities	*Number Acquired*	*Certificate Number(s) (if applicable)*
Common Shares		